
13003740

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
U.S. $1,000,000,000 0.625 per cent. Notes due November 15, 2016
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: November 15, 2013

The following information regarding an issue of U.S. $1,000,000,000 0.625 per cent. Notes due November 15, 2016 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated November 21, 2012 (the "Information Statement"), the Prospectus dated June 3, 2008 (the "Prospectus"), the Amended and Restated Program Agreement and Standard Provisions dated as of June 3, 2008 (the "Program Agreement"), the Amended and Restated Global Agency Agreement the Corporation and Citibank, N.A., London Branch, ("Citibank") dated as of June 3, 2008 (the "Global Agency Agreement"), the Final Terms dated November 13, 2013 (the "Final Terms"), and the Terms Agreement dated November 13, 2013 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Final Terms.

(a) Title and Date. U.S. $1,000,000,000 0.625 per cent. Notes due November 15, 2016.

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b) Interest Rate/Interest Payment Date. 0.625 per cent. per annum payable semi-annually in arrears on May 15 and November 15 in each year, commencing May 15, 2014, and ending on and including the Maturity Date. See, Final Terms, Item 15.

(c) Maturity Date. November 15, 2016.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari

passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Global Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h) Other Material Provisions. Not applicable.

(i) Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 99.734 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. Not applicable.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Final Terms, "Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7. Exhibits

A. Information Statement (November 21, 2012);[1]

B. Prospectus (June 3, 2008);[2]

C. Amended and Restated Program Agreement and Standard Provisions (as of June 3, 2008);[2]

D. Resolution No. IFC 2013-0040 adopted June 19, 2013 by the Board of Directors of the Corporation;

E. Global Agency Agreement (dated as of June 3, 2008);[2]

F. Final Terms (November 13, 2013); and

G. Terms Agreement (November 13, 2013).

---

1 Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated November 21, 2012.

2 Filed on September 17, 2008.

3 Filed on July 10, 2012.

Exhibit D


IFC
International
Finance Corporation
World Bank Group

INTERNATIONAL FINANCE CORPORATION

RESOLUTION NO. IFC 2013-0040

FY14 Funding Authorization

WHEREAS, the Corporation has determined that it is in the Corporation's best interest to borrow funds in various markets or from other sources in specified currencies or currency units from time to time and, for that purpose, to issue its notes, bonds, structured debt instruments or other evidences of indebtedness ("Obligations");

WHEREAS, by Resolution No. IFC 97-26, approved by the Board of Directors on June 19, 1997, the Corporation is authorized to repurchase, redeem or tender for, from time to time, outstanding Obligations issued by the Corporation in various markets and denominated in various currencies or currency units;

WHEREAS, the Corporation has determined that it is in its best interest to be able to increase its funding authority during FY14 in order to prefund a portion of the Corporation's FY15 borrowing requirements after completion of the FY14 funding program;

NOW, THEREFORE, BE IT RESOLVED AS FOLLOWS:

(A) THAT, during the period from July 1, 2013 through June 30, 2014 (both dates inclusive), the Corporation is authorized to borrow, in various markets or from other sources (including without limitation from the International Bank for Reconstruction and Development ("IBRD"), to the extent separately authorized by the Board of Directors of IBRD and the Corporation) and in various currencies or currency units, and for that purpose to issue its Obligations, in an aggregate principal amount (or in the case of zero coupon or deep discount Obligations the aggregate gross proceeds) not to exceed US$13,500,000,000 equivalent, determined by any Authorized Officer (defined in paragraph (H) below) on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(B) THAT, during the period from July 1, 2013 through June 30, 2014 (both dates inclusive), subject to completion of its FY14 funding program in accordance with the authority granted under paragraph (A) above, and for purposes of prefunding a portion of the Corporation's FY14 borrowing requirement, the Corporation is authorized to borrow, in various markets and from other sources and in various currencies or currency units, and for that purpose to issue its Obligations in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed US$2,000,000,000 equivalent, determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391

(C) THAT, in addition to issuing its own Obligations, the Corporation is authorized to structure its funding transactions in a manner that, as determined by an Authorized Officer, meets the requirements of the Islamic finance markets, and that such structures may include, without limitation, features such as the establishment of special-purpose vehicles ("SPVs") to hold in trust assets originated by IFC and transferred to such SPVs, the issuance by such SPVs of trust certificates evidencing ownership interests in such assets, the sale and repurchase of such assets by IFC to and from such SPVs from time to time, and such other features as an Authorized Officer deems advisable under the circumstances, and that the trust certificates, notes, bonds, structured debt instruments or other evidences of indebtedness issued in connection with any such funding transaction shall be deemed to be "Obligations" for purposes of this Resolution;

(D) THAT, with respect to any issue of Obligation under the terms and conditions of which the Corporation is obligated or may elect to redeem or prepay such Obligation before maturity, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to elect to redeem and to call for redemption and redeem, or to prepay such Obligations upon the terms and conditions specified therein, at such time or times as such Authorized Officer shall deem advisable, in accordance with the mandatory, automatic or optional redemption or prepayment provisions of such Obligation;

(E) THAT, during the period from July 1, 2013 through June 30, 2014 (both dates inclusive), the Corporation is authorized to borrow such additional amounts (determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed), and for that purpose issue and sell additional Obligations, in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed the aggregate principal amount of the Obligations prepaid, repurchased, redeemed or tendered for by the Corporation during the same period pursuant to authority granted under paragraph (D) above;

(F) THAT, subject to receipt of requisite approvals from member governments pursuant to the Corporation's Articles of Agreement, any Authorized Officer is authorized, in the name and on behalf of the Corporation, to offer and sell all or any part of the Obligations authorized under paragraphs (A), (B), (C), (D) or (E), at such price and on such terms, to such purchasers and upon such other terms and conditions as shall be approved by such Authorized Officer, and, in connection with such offer and sale, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to: (i) issue, execute and deliver such Obligations, and receive, or arrange for receipt of, payment therefore; (ii) issue and/or publish, or authorize the issuance and/or publication, of any prospectus, offering circular or other offering documentation relating to such Obligations; (iii) apply, if necessary, for the listing of such Obligations or on appropriate stock exchanges; and/or (iv) enter into, execute and deliver such agreements, instruments and other documents, and to take such other action, as such Authorized Officer shall deem necessary or advisable, in order fully to carry into effect the transactions authorized by this Resolution;

(G) THAT, with respect to Obligations, or coupons issued in connection therewith, any Authorized Officer may sign by manual or facsimile signature; and

(H) THAT, as used herein, the term "Authorized Officer" means any of the following officers of the Corporation, acting jointly or severally, in the name and on behalf of the Corporation: (i) the President, the Executive Vice President and any Vice President of the Corporation; (ii) the Director, Treasury Market Operations Department, (iii) the Director, Treasury Client Solutions Department, and (iv) any other officer of the Corporation designated in writing for this purpose by the President, the Executive Vice President or any Vice President of the Corporation.

EXHIBIT F

EXECUTION VERSION

Final Terms dated November 13, 2013


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation

Issue of

U.S.$ 1,000,000,000 0.625 per cent. Notes due November 15, 2016

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated June 3, 2008. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the "Corporation") and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org) and copies may be obtained from the website of the Luxembourg Stock Exchange (www.bourse.lu).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1.	Issuer:	International Finance Corporation
2.	(i) Series Number:	1275
	(ii) Tranche Number:	1
3.	Specified Currency or Currencies:	United States Dollars (U.S.$)
4.	Aggregate Nominal Amount:	
	(i) Series:	U.S.$ 1,000,000,000
	(ii) Tranche:	U.S.$ 1,000,000,000

5.	Issue Price:	99.834 per cent. of the Aggregate Nominal Amount
6.	(i) Specified Denominations:	U.S.$ 1,000 and integral multiples thereof
	(ii) Calculation Amount:	U.S.$ 1,000
7.	Issue Date:	November 15, 2013
8.	Maturity Date:	November 15, 2016
9.	Interest Basis:	0.625 per cent. Fixed Rate (further particulars specified below)
10.	Redemption/Payment Basis:	Redemption at par
11.	Change of Interest or Redemption/Payment Basis:	Not Applicable
12.	Put/Call Options:	Not Applicable
13.	Status of the Notes:	Senior
14.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15.	Fixed Rate Note Provisions:	Applicable
	(i) Rate of Interest:	0.625 per cent. per annum payable semi-annually in arrear
	(ii) Interest Payment Date(s):	May 15 and November 15 in each year, from and including May 15, 2014 to and including the Maturity Date.
	(iii) Fixed Coupon Amount:	U.S.$ 3.13 per Calculation Amount
	(iv) Day Count Fraction:	30/360 (unadjusted)
	(v) Determination Dates:	Not Applicable
	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
16.	Floating Rate Note Provisions:	Not Applicable
17.	Zero Coupon Note Provisions:	Not Applicable
18.	Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable
19.	Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20.	Call Option I:	Not Applicable

	Call Option II (Automatic):	Not Applicable
21.	Put Option:	Not Applicable
22.	Final Redemption Amount of each Note:	U.S.$ 1,000 per Calculation Amount
23.	Early Redemption Amount: Early Redemption Amount(s) of each Note payable on redemption for taxation reasons or on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):	U.S.$ 1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

24.	Form of Notes:	Registered Notes: DTC Global Certificate available on Issue Date
25.	New Global Note (NGN):	No
26.	Financial Centre(s) or other special provisions relating to payment dates:	New York and London
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
28.	Details relating to Partly Paid Notes:	Not Applicable
29.	Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable
30.	Redenomination, renominalization and reconventioning provisions:	Not Applicable
31.	Consolidation provisions:	Not Applicable
32.	Additional terms:	
	(i) Governing law:	New York

DISTRIBUTION

33.	(i) If syndicated, names and addresses of Managers and underwriting commitments:	Citigroup Global Markets Inc. - U.S.$ 250,000,000 Crédit Agricole Corporate and Investment Bank - U.S.$ 250,000,000

Merrill Lynch, Pierce, Fenner & Smith Incorporated - U.S.$ 250,000,000

Skandinaviska Enskilda Banken AB (publ) - U.S.$ 250,000,000

Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013
Attention: Transaction Execution Group
Telephone: +1 (212) 816-1135
Facsimile: +1 (646) 291-5209

Crédit Agricole Corporate and Investment Bank
Broadwalk House
5 Appold Street
London EC2A 2DA
Attention: Pierre Blandin
Telephone: +44 (0) 207 214 7484
Facsimile: +44 (0) 207 214 5640

Merrill Lynch, Pierce, Fenner & Smith Incorporated
50 Rockefeller Plaza
New York, NY 10020
Attention: Lily Chang, Associate General Counsel - Principal
Telephone: +1 (646) 855-0724
Facsimile: +1 (212) 901-7881

Skandinaviska Enskilda Banken AB (publ)
Kungsträdgårdsgatan 8
SE-106 40 Stockholm
Sweden
Attention: MB, Legal Department
Telephone: +46 8 763 83 43
Facsimile: +46 8 611 38 33

	(ii) Date of Terms Agreement:	November 13, 2013
	(iii) Stabilizing Manager(s) (if any):	Not Applicable
34.	If non-syndicated, name and address of Dealer:	Not Applicable
35.	Total commission and concession:	0.10 per cent. of the Aggregate Nominal Amount
36.	Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By: ....

Duly authorized

PART B – OTHER INFORMATION

LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to trading:	Application will be made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from November 15, 2013

RATINGS

Ratings:	Notes under the Program have been rated: S & P: AAA Moody's: Aa

INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Plan of Distribution" in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No
ISIN Code:	US45950VCP94
Common Code:	099264322
CUSIP:	45950VCP9
Any clearing system(s) other than Euroclear Bank S.A./N.V., Clearstream Banking, *société anonyme* and The Depository Trust Company and the relevant identification number(s):	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

GENERAL

Applicable TEFRA exemption:	Not Applicable

USE OF PROCEEDS

The net proceeds of the issue of the Notes will be allocated within IFC's treasury to a special sub-portfolio that will be linked to IFC's lending operations in the fields of renewable energy and energy efficiency ("Eligible Projects"). So long as the Notes are outstanding, the balance of the sub-portfolio will be reduced, at the end of each month, by amounts matching disbursements made during the month in respect of Eligible Projects. Pending such disbursement, the sub portfolio will be invested in money market instruments.

Eligible Projects will include projects funded, in whole or in part, by IFC in the fields of renewable energy and energy efficiency and may include the following investments:

- investments in equipment, systems and services which result in a reduced use of energy per unit of product or service generated, such as waste heat recovery, co-generation, building insulation, energy loss reduction in transmission and distribution;
- investments in equipment, systems and services which enable the productive use of energy from renewable resources such as wind, hydro, solar and geothermal production;
- investments to improve industrial processes, services and products that enhance the conversion efficiency of manufacturing inputs (energy, water, raw materials) to saleable outputs, including reduction of impact at source;
- investments in manufacturing of components used in energy efficiency, renewable energy or cleaner production, such as solar photovoltaics, manufacture of turbines, building insulation materials;
- investments in sustainable forestry.

The above examples of Eligible Projects are for illustrative purposes only and no assurance can be provided that disbursements for projects with these specific characteristic will be made by IFC during the term of the Notes.

UNITED STATES TAXATION

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of United States federal tax issues contained or referred to in this final terms or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the U.S. Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

The following paragraphs supplement the discussion under "Tax Matters" in the Prospectus dated as of June 3, 2008, and reflects recently enacted legislation.

Capital gain of a non-corporate U.S. Holder is generally taxed at preferential rates where the property is held for more than one year.

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the U.S. Holder's "net investment income" for the relevant taxable year and (2) the excess of the U.S. Holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). A holder's net investment income generally includes its interest income and its net gains from the disposition of notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Owners of "specified foreign financial assets" with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the notes.

OTHER RELATIONSHIPS

Some of the Dealers and their affiliates (together, the "Dealers") have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Corporation. The Dealers have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the Dealers may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve notes of the Corporation. Typically, such Dealers would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in the Corporation's notes, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The Dealers may also make investment recommendations and/or publish or express independent research views in respect of such notes and may hold, or recommend to clients that they acquire, long and/or short positions in such notes.

EXHIBIT G

EXECUTION VERSION

TERMS AGREEMENT NO. 1275 UNDER THE STANDARD PROVISIONS

November 13, 2013

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agrees to purchase from you (the "**Corporation**") the Corporation's U.S.$ 1,000,000,000 0.625 per cent Notes due November 15, 2016 (the "**Notes**") described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the "**Final Terms**") at 9:00 a.m. New York City time on November 15, 2013 (the "**Settlement Date**") at an aggregate purchase price of U.S.$ 997,340,000 (which is 99.734% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of June 3, 2008 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes..

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein, the term "**Time of Sale**" refers to November 5, 2013, 1:45 p.m. New York City time and the term "**Dealers**" refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1 of the Standard Provisions, dated as of the Settlement Date.

5 The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of a letter from Sullivan & Cromwell LLP addressed to the undersigned and giving the undersigned full benefit of the existing validity opinion of such

firm in respect of the Corporation's Global Medium-Term Note Program as of the respective date of such existing validity opinion.

6 The Corporation agrees that it will issue the Notes and each of the undersigned severally and not jointly agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.834 per cent. less a combined management and underwriting fee and selling concession of 0.100 per cent. of the nominal amount).

The respective nominal amounts of the Notes that each of the undersigned commits to underwrite are set forth opposite their names below in Schedule I hereto.

7 The purchase price specified above will be paid by Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of each of the undersigned by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

8 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

9 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

10 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

11 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

12 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Agreement without any liability on the part of any

non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

13 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

14 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: ______________________

Name:

Title:

WOLFGANG MEYER
DIRECTOR
TREASURY MARKET
OPERATIONS

DC_LAN01:287107.2

CITIGROUP GLOBAL MARKETS INC.

By: [signature]
Name: Jack D. McSpadden, Jr.
Title: Managing Director

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By: ______________________________
Name:
Title:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: ______________________________
Name:
Title:

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)

By: ______________________________
Name:
Title:

CITIGROUP GLOBAL MARKETS INC.

By: ____________________________
Name:
Title:

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By: ____________________________
Name:
Title:

EDOUARD LEHARDELEY

MARTINE BOUTINET

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: ____________________________
Name:
Title:

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)

By: ____________________________
Name:
Title:

CITIGROUP GLOBAL MARKETS INC.

By: ______________________________
Name:
Title:

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By: ______________________________
Name:
Title:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: ______________________________
Name: James M. Probert
Title: Managing Director

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)

By: ______________________________
Name:
Title:

CITIGROUP GLOBAL MARKETS INC.

By: ______________________________
Name:
Title:

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By: ______________________________
Name:
Title:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By: ______________________________
Name:
Title:

SKANDINAVISKA ENSKILDA BANKEN AB (PUBL)

By: ______________________________
Name:
Title:

Joachim Alpen

Mikael Bellander

DC LAN01 287107.2

SCHEDULE I

Dealer	Nominal Amount of Notes
Citigroup Global Markets Inc.	$250,000,000
Crédit Agricole Corporate and Investment Bank	$250,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$250,000,000
Skandinaviska Enskilda Banken AB (publ)	$250,000,000
Total:	**$1,000,000,000**

SCHEDULE II

Notice Details of the Dealers:

Citigroup Global Markets Inc.
388 Greenwich Street
New York, NY 10013
Attention: Transaction Execution Group
Telephone: +1 (212) 816-1135
Facsimile: +1 (646) 291-5209

Crédit Agricole Corporate and Investment Bank
Broadwalk House
5 Appold Street
London EC2A 2DA
Attention: Pierre Blandin
Telephone: +44 (0) 207 214 7484
Facsimile: +44 (0) 207 214 5640

Merrill Lynch, Pierce, Fenner & Smith
Incorporated
50 Rockefeller Plaza
New York, NY 10020
Attention: Lily Chang, Associate General Counsel - Principal
Telephone: +1 (646) 855-0724
Facsimile: +1 (212) 901-7881

Skandinaviska Enskilda Banken AB (publ)
Kungsträdgårdsgatan 8
SE-106 40 Stockholm
Sweden
Attention: MB, Legal Department
Telephone: +46 8 763 83 43
Facsimile: +46 8 611 38 33